CNA Financial Corporation
Insider Trading Policy
Purpose
This Insider Trading Policy ("Policy") requires compliance by directors, officers and employees of CNA Financial Corporation (together with its subsidiaries, "CNA") with the prohibitions under the federal securities laws against “insider trading”. This area of law is complex and we urge you to contact the Financial Support & Transactions Division of the legal department if you have any questions.

Scope
This policy applies to all directors, officers and employees of CNA.

Policy Statement
A. Insider Trading

Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 (“Exchange Act”) prohibit anyone in possession of material nonpublic information about a company from engaging in transactions involving its securities. This also applies to a company itself, which may not engage in trading of its own securities (e.g., stock buy backs) when material information is known internally but not yet publicly disclosed. Further, “insiders” such as directors, executive officers (i.e., officers who set the strategy or make the policy for the company), controlling shareholders and others, including employees, with access to material nonpublic information owe a duty to all of the company’s shareholders not to trade on the information. Even if an insider relied on factors other than inside information in trading, the mere possession of inside information may result in liability.

Therefore this Policy requires that if in your role as an employee, officer or director of CNA you have material nonpublic information about CNA or any other company, you refrain from any transaction, including gifting, in that company’s securities. Additionally, in order to trade in CNA securities, you must confirm that you are not in possession of material nonpublic information regarding CNA. This Policy also requires that CNA itself not trade in its own securities if such trading would violate applicable securities laws.

B. Improperly Disclosing Inside Information

The insider trading laws also prohibit insiders from disclosing material nonpublic information to an outsider in exchange for direct or indirect personal benefit (i.e., “tipping”). Personal benefit may include monetary gain or reputational benefit. If the outsider (i.e., the “tippee”) knows or should have known of the breach of duty by the insider (i.e., the “tipper”), the tippee inherits the duty to refrain from trading on the information because the tipper received the information improperly. Consequently, anyone in possession of material nonpublic information must not engage in tipping.

C. Definition of “Material”

For purposes of the insider trading laws, information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold securities of a company. The determination of materiality considers both quantitative and qualitative factors, as well as whether the fact significantly altered the total mix of information available. Examples of material information include: earnings and other financial results; mergers, acquisitions, tender offers, joint ventures or changes in assets; new products or agent relationships; changes in control or management; significant disputes, litigation or investigations; changes in auditors; and events involving a company’s securities such as new offerings, dividends, stock splits, redemption calls and repurchase plans.

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